

August 9, 2022

Kathi Niffenegger
Chief Financial Officer
Edesa Biotech, Inc.
100 Spy Court
Markham, Ontario, Canada L3R 5H6

> **Re: Edesa Biotech, Inc.**
> **Registration Statement on Form S-3**
> **Filed August 5, 2022**
> **File No. 333-266604**

Dear Ms. Niffenegger:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Conlon Danberg at 202-551-4466 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Tracy Buffer, Esq.